

April 29, 2013

Via E-mail
John R. Carlson
President and Chief Executive Officer
Capital Financial Holdings, Inc.
1 Main Street North
Minot, ND 58703

> **Re:** **Capital Financial Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 19, 2013 and revised on April 23, 2013**
> **File No. 000-25958**

Dear Mr. Carlson:

    We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Our Business After the Reverse Stock Split, page 7

2.   Please revise this section to provide a more detailed description of the effect that the transactions contemplated by all of the proposals will have on your business and shareholders.

Proposal No. 3. Approval of a Plan of Recapitalization and to Amend the Company's Articles of Incorporation to Provide for a Reverse Stock Split, page 17

3.   In previous filings you indicated that on February 29, 2012 you had 665 shareholders of record and that in February 2013 you had 307 shareholders of record and that as of April 22, 2013 you had 280 shareholders of record. To the extent you are aware, please tell us how the number of record holders decreased.

4.   Please indicate what reasons or factors could potentially lead you to elect not to file, or delaying the filing of, the Certificate of Amendment with your state regulator.

5.   Please explain how the Board determined that 1-for-10,000 shares was the appropriate ratio for the reverse stock split.

6.   Please indicate the number of shareholders you expect to have following the reverse stock split and cash-out of fractional shares.

Reasons for the Reverse Stock Split, page 18

7.   Please explain why you are seeking to effect a reverse-stock split "in order to assure that the number of shareholders holding [y]our shares does not rise above the threshold that would require the Company to have reporting obligations with the SEC." Refer to Exchange Act Section 12(g)(1).

Fairness to Shareholders, page 19

8.   Please provide more detail regarding your previous experiences in attempting to sell the Company and what aspects of those experiences lead you to conclude that this reverse stock split was fair to your shareholders.

9.   Please explain what you mean by the statement, "the Company has had no other recent purchases of shares of its common stock." Please indicate what type of transactions you are referencing. Also describe what the "other" recent purchases were and provide the information on those other transactions which contributed to your determination that the reverse stock split is fair to your shareholders.

Proposal No. 4. Convert the Company from a Corporation to a Limited Liability Company, page 22

10.   Please create a separately captioned section in this proposal describing all of your reasons for converting to a limited liability company. Refer to Item 12(c) of Schedule 14A.

11.   Indicate whether the failure to vote against the proposal will constitute a waiver of dissenters' rights. See Instruction a. to Item 3 of Schedule 14A.

Proposal No. 5. Approval of Company's Voluntary Withdrawal from its Obligations to File
Reports with the United States Securities and Exchange Commission, page 27

12.   Please revise this section to indicate what action you intend to take in the event your
        shareholders vote against this proposal. Refer to Item 18 of Schedule 14A.

Exhibit C

13.   Please include Exhibits A and B to the Plan of Conversion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with
any questions.

                                        Sincerely,

                                        /s/ Michael Seaman for

                                        Suzanne Hayes
                                        Assistant Director